							Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Nine Months Ended
	September 30		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Fixed Charges:
Interest on deposits	$11,569	$14,881	$31,046	$31,046	$53,150	$65,474	$54,250
Interest on borrowings	4,143	5,062	7,760	7,760	8,974	10,946	10,308
Estimated interest on rental expense	500	355	469	469	487	566	541
Fixed charges including interest on deposits (A)	16,212	20,298	39,275	39,275	62,611	76,986	65,099
Less: Interest on deposits	11,569	14,881	31,046	31,046	53,150	65,474	54,250
Fixed charges excluding interest on deposits (B)	$4,643	$5,417	$8,229	$8,229	$9,461	$11,512	$10,849

Earnings:
Pretax income from continuing operations	$23,667	$25,625	$35,400	$35,400	$38,337	$39,741	$39,921
Fixed charges including interest on deposits	16,212	20,298	39,275	39,275	62,611	76,986	65,099
Earnings, including interest on deposits (C)	39,879	45,923	74,675	74,675	100,948	116,727	105,020
Less: Interest on deposits	11,569	14,881	31,046	31,046	53,150	65,474	54,250
Earnings, excluding interest on deposits (D)	$28,310	$31,042	$43,629	$43,629	$47,798	$51,253	$50,770

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	2.46	2.26	1.90	1.90	1.61	1.52	1.61
Excluding interest on deposits (D / B)	6.10	5.73	5.30	5.30	5.05	4.45	4.68